August 20, 2019

Mindy Rotter

U.S. Securities and Exchange Commission (the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“International Funds, Inc.”)

  File No. 333-232959

T. Rowe Price U.S. Equity Research Fund, Inc. (“U.S. Equity Research Fund, Inc.” and collectively with International Funds, “Registrants”)

  File No. 333-232953

Dear Ms. Rotter:

The following is in response to your oral comments provided on August 14, 2019 regarding the initial combined Information Statement of the Target Funds and Registration Statement for the Acquiring Funds (each as defined below), filed on Form N-14 (the “N-14”) relating to the following reorganizations:

Target Funds	Acquiring Funds
T. Rowe Price Institutional Global Focused Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional Global Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Growth Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional U.S. Structured Research Fund, series of T. Rowe Price Institutional Equity Funds, Inc.	T. Rowe Price U.S. Equity Research Fund, series of T. Rowe Price U.S. Equity Research Fund, Inc.

Your comments and our responses are set forth below.

Comment:

The auditor’s consent filed with the N-14 for International Funds, Inc. only related to T. Rowe Price Global Stock Fund, T. Rowe Price Global Growth Stock Fund, T. Rowe Price Institutional Global Focused Growth Equity Fund, and T. Rowe Price Institutional Global Growth Equity Fund, each of which is either a series of this Registrant, or a series that is reorganizing into a series of this Registrant. Similarly, the auditor’s consent filed with the N-14 for U.S. Equity Research Fund, Inc. only related to its series and the series that is reorganizing into the T. Rowe Price Institutional U.S. Structured Research Fund. Since the N-14 addresses all six funds, the auditor’s consent filed for each Registrant should relate to all six funds. As such, this filing does not qualify for automatic effectiveness under Rule 488. Accordingly, an amendment must be filed and the filing must then be declared effective.

Response:

We intend to file an amendment to the N-14 and will include the auditor’s consent for each fund as an exhibit to each filing. At that time, we also intend to file a request for acceleration, although we have not yet determined our requested acceleration date.

Comment:

Please confirm that the fees represent current fees in accordance with Item 3 of Form N-14.

Response:

We confirm that the fees represent current fees in accordance with Item 3 of Form N-14. Since the N-14 will not go effective automatically pursuant to Rule 488 before September 2, 2019 (245 days after the T. Rowe Price U.S. Equity Research and the T. Rowe Price Institutional U.S. Structured Research Funds’ most recently completed fiscal year end), we intend to update the fees presented for the T. Rowe Price U.S. Equity Research Fund and the T. Rowe Price Institutional U.S. Structured Research Fund so that they are as of each fund’s most recently completed semi-annual period.

Comment:

The pro forma financial statements required by Rule 11-01 of Regulation S-X need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within thirty days prior to the date of filing. For the funds where no pro forma information is required, please update the calculation to a date within 30 days of the filing.

Response:

We intend to update the calculation with figures as of August 15, 2019. We note that T. Rowe Price Institutional Global Focused Growth Equity Fund was less than ten percent (10%) of T. Rowe Price Global Stock Fund as of August 15, 2019; as such, pro forma financial statements are not required.

Comment:

Please update the capitalization table for the Institutional Global Growth Equity Fund and the Global Growth Stock Fund with figures as of a date within thirty days of the filing.

Response:

We intend to update the table with figures as of August 15, 2019.

Comment:

Under the heading “Who will pay for the reorganizations?” please show the allocation by fund, and please show the allocation between reorganization expenses and transaction costs.

Response:

We will replace the disclosure under the heading “Who will pay for the reorganizations?” with the following:

The expenses incurred to execute the Reorganizations, including all direct and indirect expenses, will be paid by the Funds and their shareholders since each Reorganization is expected to benefit the Funds. The total estimated expenses associated with each Reorganization are as follows:

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Focused Growth Equity Fund	$6,000	$2,000
Global Stock Fund	$14,000	$8,000
Total	$20,000	$10,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Growth Equity Fund	$13,000	$33,000
Global Growth Stock Fund	$11,000	$77,000
Total	$24,000	110,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional U.S. Structured Research Fund	$13,000	$--
U.S. Equity Research Fund	$8,000	$--
Total	$21,000	$--

* Includes estimated brokerage commissions and other transaction costs.

Comment:

If you file after September 2, 2019, please update the financial highlights tables for the T. Rowe Price Institutional U.S. Structured Research and the T. Rowe Price U.S. Equity Research Funds to include information as of the funds’ most recently completed semi-annual period.

Response:

We intend to update the financial highlights tables to include information as of the funds’ most recently completed semi-annual period.

Comment:

Please note the accounting and performance survivor of each reorganization in the notes to the pro forma financial statements.

Response:

We intend to add the following in the notes to the pro forma financial statements:

Each Acquiring Fund is deemed to be the “accounting survivor” in connection with the applicable Reorganization. As a result, each Combined Fund will continue the performance history of the applicable Acquiring Fund after the closing of the applicable Reorganization.

Comment:

 Please include a discussion of capital loss carryforwards in the notes to the pro forma financial statements.

Response:

 We intend to add the following in the notes to the pro forma financial statements:

  Note 5 — Capital Loss Carryforwards

As of October 31, 2018, the Institutional Global Growth Equity Fund and Global Growth Stock Fund have no capital loss carryforwards. As of December 31, 2018, the Institutional U.S. Structured Research Fund and U.S. Equity Research Fund had $0 and $269,000, respectively, in unused capital loss carryforwards. The reorganization is not expected to impact the use of the U.S. Equity Research Fund’s capital loss carryforwards. The capital loss carryforwards may change significantly between now and the Closing Date and the ability to use such losses, if any, (even in the absence of the Reorganization) depends on certain factors such as the future realization of capital gains or losses. Additionally, the amount of capital losses that can be carried forward and used in any single year may be limited if a fund experiences an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.

Comment:

In Note 4 to the pro forma Financial Statements, please remove references to the Institutional Global Focused Growth Equity and the Global Stock Funds as they are not covered by the pro forma financial statements.

Response:

We will remove the references to the T. Rowe Price Institutional Global Focused Growth Equity and the T. Rowe Price Global Stock Funds as suggested.

Comment:

Please confirm that a tax opinion related to each reorganization will be filed as an amendment to the N-14 at a later date.

Response:

We intend to file a tax opinion related to each reorganization, dated as of the date of the closing of each reorganization, as an amendment to the N-14.

*           *           *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki Horwitz

Vicki Horwitz

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.